As filed with the Securities and Exchange Commission on April 4, 2002
                                                     Registration No. 005-48829
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                               (Amendment No. 1)
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                                AFFYMETRIX, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                         -----------------------------

                             Certain Options under
             Affymetrix, Inc. Amended and Restated 1993 Stock Plan
                   Affymetrix, Inc. 1998 Stock Incentive Plan
             Affymetrix/Genetic MicroSystems 1998 Stock Option Plan
                  Affymetrix/Neomorphic 1998 Stock Option Plan
        Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan
                         (Title of Class of Securities)

                         -----------------------------
                                       *
                     (CUSIP Number of Class of Securities)

                         -----------------------------

                                   Copies to:

                           Barbara A. Caulfield, Esq.
                  Executive Vice President and General Counsel
                                Affymetrix, Inc.
                            3380 Central Expressway
                             Santa Clara, CA 95051
                              Tel: (408) 731-5000

                            Jean M. McLoughlin, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                              Tel: (650) 752-2000
                              Fax: (650) 752-2111

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the Statement relates:

         |_|      third party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 000826T108.
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                             INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by current employees (excluding officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) of the Company or its wholly owned subsidiaries.

Item 11.  Additional Information

Item 11 is hereby amended and supplemented as follows:

         (b) Other Material Information

          On April 4, 2002, Affymetrix, Inc. e-mailed the announcement contained in Exhibit (a)(5) to its employees. The information set forth in Exhibit (a)(5) is incorporated herein by reference.

Item 12.  Exhibits

Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(1)(A)       Offer to Exchange dated March 7, 2002

         (a)(5) E-mail Communication to Affymetrix, Inc. Employees dated April 4, 2002


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        Affymetrix, Inc.


                                        By: /s/ Barbara A. Caulfield
                                           -------------------------------------
                                           Name:  Barbara A. Caulfield
                                           Title: Executive Vice President and
                                                  General Counsel

Date: April 4, 2002



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                               INDEX TO EXHIBITS

Exhibit Number            Description

(a)(1)(A)                 Offer to Exchange dated March 7, 2002

(a)(5) E-mail Communication to Affymetrix, Inc. Employees dated April 4, 2002